Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 18, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

Board of directors

The board of Gallaher Group Plc announces the appointment of Brian Larcombe as a non-executive director to the Group board from 14th December 2006.

John Gildersleeve, chairman, said: “I am delighted to welcome Brian to the board. My fellow directors and I look forward to benefiting from his extensive international experience, and the business insight he has gained from his long and distinguished career at 3i Group plc.”

17 October 2006

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 372000

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Notes to editors

–	Brian Larcombe (aged 53) spent the majority of his executive career at 3i Group plc (“3i”), a world leader in venture capital and private equity with an international network operating in 14 countries in Europe, the US and Asia.

Mr Larcombe joined 3i in 1974, and spent the next 18 years identifying, appraising and negotiating investment opportunities, becoming joint head of the UK investment business in 1989. In 1992, Mr Larcombe was appointed director of finance and planning, and in 1994 he project-managed 3i’s successful flotation on the London Stock Exchange.

In 1997, Mr Larcombe was appointed chief executive. Under his leadership, 3i was restructured along industry sector and product lines and its international activities grew significantly (new businesses were established in the US, Hong Kong, Holland and Switzerland, and acquisitions were made in Germany, Finland, Sweden and Austria).

Mr Larcombe retired from 3i in 2004 in order to pursue a portfolio career. He is a non-executive director of Smith & Nephew plc, F&C Asset Management plc and PartyGaming Plc, where he is the senior independent director.

–	The board, having regard to the provisions of paragraph A.3.1 of the new combined code (“code”), and based upon recommendations from the nomination committee, has determined that Mr Larcombe satisfies the independence criteria of the code.

–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Germany, Kazakhstan, Republic of Ireland, Russia, Sweden and the UK. Gallaher's strategic brands are Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD, Ronson, Hamlet and Old Holborn.

The Group employs over 12,000 people, with manufacturing plants in Austria, Kazakhstan, Poland, Romania, Russia, South Africa, Sweden, Ukraine and the UK. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Information required on the appointment of a new director

Brian Larcombe

1)	Details of all directorships held by the director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

–	PartyGaming Plc (appointed April 2005)

–	F&C Asset Management plc (appointed January 2005)

–	Smith & Nephew plc (appointed March 2002)

–	3i Group plc (resigned July 2004)

2)	Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None.

3)	Details of any actual or beneficial interest in Gallaher Group Plc and / or any of its associated companies.

None.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: October 18, 2006	Title:	Programme Manager, Investor Relations